UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
SCHEDULE 13D (Rule 13d-101) INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 2)
AEGERION PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $.001 par value
(Title of Class of Securities)
00767E102
(CUSIP Number)
Index Venture Associates III Ltd. No. 1 Seaton Place St. Helier, Jersey JE4 8YJ Channel Islands	Merrill A. Ulmer, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036 Tel. (212) 596-9000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 6, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [ ]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 00767E102

1.	NAME OF REPORTING PERSON: Index Venture Associates III Ltd. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands (branch of Canadian limited partnership)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER -0-
	8.	SHARED VOTING POWER 1,031,827*
	9.	SOLE DISPOSITIVE POWER -0-
	10.	SHARED DISPOSITIVE POWER 1,031,827*
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,031,827
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.1%
14.	TYPE OF REPORTING PERSON CO
* Index Venture Associates III Limited (“Index Venture”) is the general partner of Index Ventures III (Delaware), L.P. (“IVIII Delaware”), Index Ventures III (Jersey), L.P. (“IVIII Jersey”), Index Ventures III Parallel Entrepreneur Fund (Jersey), L.P. (“IVIII PEF”) and an affiliate of Yucca Partners L.P. Jersey Branch (“Yucca”) and shares voting and dispositive power over the shares of the aggregate 1,031,827 shares of Common Stock held by those entities.

CUSIP No. 00767E102

1.	NAME OF REPORTING PERSON: Index Ventures III (Delaware), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 764,213*
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 764,213*
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 764,213
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14.	TYPE OF REPORTING PERSON PN

* IVIII Delaware has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, as the general partner of IVIII Delaware, may be deemed to share the right to direct the voting and disposition of such shares.

CUSIP No. 00767E102

1.	NAME OF REPORTING PERSON: Index Ventures III (Jersey), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 250,984*
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 250,984*
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,984
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14.	TYPE OF REPORTING PERSON PN

*IVIII Jersey has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, as the general partner of IVIII Jersey, may be deemed to share the right to direct the voting and disposition of such shares.

CUSIP No. 00767E102

1.	NAME OF REPORTING PERSON: Index Ventures III Parallel Entrepreneur Fund (Jersey), L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,544*
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 10,544*
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,544
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14.	TYPE OF REPORTING PERSON PN

*IVIII PEF has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, as the general partner of IVIII PEF, may be deemed to share the right to direct the voting and disposition of such shares.

CUSIP No. 00767E102

1.	NAME OF REPORTING PERSON: Yucca Partners L.P. Jersey Branch S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (VOLUNTARY):
2.	(a) [ ] CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (b) [x]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS [ ] REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) Not applicable
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,086*
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 6,086*
	10.	SHARED DISPOSITIVE POWER -0-
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,086
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES [ ] CERTAIN SHARES
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14.	TYPE OF REPORTING PERSON PN

*Yucca has sole voting and dispositive control over these shares of Common Stock, except that Index Venture, an affiliate of Yucca, may be deemed to share the right to direct the voting and disposition of such shares.

CUSIP No. 00767E102
Amendment No. 2 to Schedule 13D (Final Amendment)

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") by the Reporting Persons with respect to the Common Stock of the Issuer on November 8, 2010 and Amendment No. 1 thereto filed on July 7, 2011 (as so amended, the "Schedule 13D").  Terms defined in the Schedule 13D are used herein as so defined.

The following Items of the Schedule 13D are hereby amended as follows:

Item 5.           Interest in Securities of the Issuer.

Items 5 (a) and (b) are hereby amended by reference to the information provided on the cover pages to this Amendment No. 2 to Schedule 13D. Ownership percentages are based on 25,476,087 shares of Common Stock outstanding as of November 1, 2012, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2012 filed with the Commission on November 9, 2012.

Item 5 (c) is hereby amended to include the following:

1)
On July 29, 2011 the Reporting Persons sold Common Stock pursuant to the exercise of an over-allotment option by the underwriters in the Issuer’s secondary offering of Common Stock pursuant to a Registration Statement on Form S-1 filed with the Securities and Exchange Commission on June 16, 2011 and declared effective on June 23, 2011, for $14.6087 per share, as follows:

Reporting Person	Number of Shares Sold
IVIII Delaware	22,923
IVIII Jersey	13,182
IVPEF	431
Yucca	252

2)	On January 30, 2012 IVIII Delaware sold 50,000 shares of Common Stock in open-market transactions at a weighted average price of $17.08 per share.
3)	On September 6, 2012 IVIII Delaware, IVIII Jersey, IVPEF and Yucca sold an aggregate 1,000,000 shares of Common Stock for $15.00 per share.
4)	On September 7, 2012 IVIII Delaware, IVIII Jersey, IVPEF and Yucca sold an aggregate 50,000 shares of Common Stock for $15.00 per share.

Item 5(e) is amended and restated to reflect that the Reporting Persons ceased to beneficially own more than five percent of the Common Stock on September 6, 2012.

CUSIP No. 00767E102
Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 21, 2013

INDEX VENTURE ASSOCIATES III LIMITED
By:	/s/ N.T. Greenwood
Name: N.T. Greenwood Title: Director
INDEX VENTURES III (DELAWARE), L.P.
By:	Index Venture Associates III Limited, its General Partner
By:	/s/ N.T. Greenwood
Name: N.T. Greenwood Title: Director
INDEX VENTURES III (JERSEY), L.P.
By:	Index Venture Associates III Limited, its General Partner
By:	/s/ N.T. Greenwood
Name: N.T. Greenwood Title: Director
INDEX VENTURES III PARALLEL ENTREPRENEUR FUND (JERSEY), L.P.
By:	Index Venture Associates III Limited, its General Partner
By:	/s/ N.T. Greenwood
Name: N.T. Greenwood Title: Director
YUCCA PARTNERS L.P. JERSEY BRANCH
By:	Ogier Employee Benefit Services Limited as Authorized Signatory of Yucca Partners L.P. Jersey Branch in its Capacity as Administrator of the Index Co-Investment Scheme
By:	/s/ Peter Mitchell
Name: Peter Mitchell Title: Authorized Signatory
By:	/s/ Shane Hugill
Name: Shane Hugill Title: Authorized Signatory